MAZOR ROBOTICS LTD.
7 Haeshel Street
Caesarea Industrial Park South
 38900 Israel

February 28, 2013

Amanda Ravitz, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Mazor Robotics Ltd. Confidential Draft Registration Statement on Form 20-F Submitted January 24, 2013 CIK No. 0001566844

Dear Ms. Ravitz:

The purpose of this letter is to respond to your letter of February 20, 2013, regarding the above registration statement of Mazor Robotics Ltd. (the “Company”). For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 1 to the registration statement.  Page references in our response are to Amendment No. 1.

General

1.	Please provide us copies of the sources of all third-party data, such as the industry data on page 32, included in the filing. Please mark the materials so that they are keyed to the disclosure.

The requested materials have been sent under a separate cover.

2.
Throughout your disclosure please revise to remove or identify as management's belief qualitative statements about your product or company.  Alternatively, please provide objective third party support for such statements. For example, you state on page 5 that your products provide a "safer surgical environment for patients, surgeons and operating room staff" and on page 31 that your products have been used "successfully."

We have made a number of responsive changes.  We have not changed disclosures, for example relating to accuracy and similar claims, since they are measurable and therefore based on objective data.   Please see the marked copy of the amendment.

Information on the Company, page 30

3.
Please provide additional detail about your expectation, disclosed on page 31, that your capital expenditures will be $350,000. In this regard, please address the fact that your capital expenditures have been significantly higher in previous periods.

Additional detail has been added, as requested.

Amanda Ravitz
U.S. Securities and Exchange Commission
February 28, 2013

4.
Revise to more clearly describe the state of development of your brain surgery products. Have they achieved FDA and CE clearances? Are they in use? Also, describe your basis for any expected commercialization timeline.

Please note the following disclosure that is currently contained in the registration statement.

Our head-mounted application for brain surgeries was cleared by the FDA in July 2012 and CE-marked in August 2012. While it has already been successfully used in several brain biopsies, we are deferring its commercial launch until we accumulate more clinical data. We are anticipating a commercial launch in 2014.

We believe that this disclosure addresses all but your last comment.  Because we have already received FDA and CE clearance, the principal unknown in predicting time of commercialization is not applicable. We are simply conducting additional surgeries to improve the device before commercial product introduction.

5.	Please explain your reference on page 34 to a "body of clinical evidence."

The beginning of this paragraph has been re-worded, and this phrase has been deleted.

6.	Refer to the image on page 40. If this image represents a product in development, please remove it.

The image has been removed.

Intellectual Property, page 41

7.	Explain any intellectual property terms that might not be readily understood by an average reader, such as "notice of allowance," and "national phase."

We have made the following changes:

We own four U.S. patents, and have been notified by the U.S. Patent and Trademark Office that we will be issued two additional patents. In addition, we have filed in the United States ten additional patent applications and two provisional patent applications. A provisional patent application is a preliminary application that can be filed less formally than a full application, and establishes a priority date for the patenting process for the invention concerned.  We have also licensed two U.S. patents. In addition, we own three patents that were granted in other countries.  All of our patents and patent applications are in the areas of computer-assisted surgery, robotics, imaging and implants. Our patents expire between the years 2021 and 2028. Certain of our in-licensed patents have royalty obligations.

Amanda Ravitz
U.S. Securities and Exchange Commission
February 28, 2013

Overview, page 51

8.	Please revise your disclosure in the first bullet point on page 52 to disclose the "certain conditions."

The bullet point now reads as follows:

The strategic investment in August 2012 of a group led by Oracle Partners, L.P. and Oracle Institutional Partners, L.P., with the total amount invested of $7.5 million and up to an additional $7.5 million to be invested upon the release of the shares and warrant shares, issued in connection with this investment, from a statutory lock up with the TASE in Israel as well the registration and listing of our ADSs in the U.S. market, all as further described under Item 10.C – Material Contracts of this Registration Statement on Form 20-F.

Directors and Senior Management, page 67

9.	Please revise your disclosure on pages 68-70 regarding the individuals' backgrounds to clearly indicate the name of employers, titles and dates of positions held during the past five years.

The requested revisions have been made.

Major Shareholders and Related Party Transactions, page 86

10.	Please revise footnote 5 on page 87 to disclose the natural person or persons who have voting and/or investment power for the shares held by Oracle Associates, LLC.

The footnote has been revised to include the following:  Larry Feinberg is the managing member of Oracle Associates, which is the general partner of this investor.  As such, he has sole voting and dispositive power with respect to these shares.

Dividends, page 90

11.
You note in this section that "pursuant to the terms of financing agreements" you are restricted from paying dividends to your shareholders. Please identify these financing agreements and any other credit agreements to which you are a party, providing the date of the agreement, the lender(s), the amount currently outstanding thereunder, and the maturity date for each such contract.

The statement relating to dividend restrictions was an error and has been deleted.

Offer and Listing Details, page 91

12.	In addition to the information in the table on page 91 listing the highest and lowest closing sale prices for your ordinary shares on the TASE in NIS and U.S dollars over the past several years, quarters and months, please also provide the average daily trading volume for your shares on the TASE for each of the periods listed.

This data has been added as requested.

Amanda Ravitz
U.S. Securities and Exchange Commission
February 28, 2013

Documents on Display, page 106

13.
We note your acknowledgement of the Exchange Act reporting requirements applicable to you upon effectiveness of the Form 20-F, and your direction to the reader to find the resulting reports and other information "at the locations described above." Please either provide more specific descriptions of those locations so the reader may find them without difficulty or give the information on where to find the reports and other information here.

The requested language has been added in replacement of that sentence:

…. You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC's website at http://www.sec.gov.

Financial Statements, page 116

14.	Consideration should be given on an ongoing basis to the updating requirements of Item 8 of Form 20-F.

We will comply with the updating requirements.

*     *     *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  If you have any questions or require additional information, please call one of our attorneys at Zysman, Aharoni, Gayer & Sullivan & Worcester LLP, Edwin Miller at (617) 398-0408, or Oded Har-Even at (212) 660-5002.

Sincerely, MAZOR ROBOTICS LTD.

By:	/s/ Ori Hadomi
Name: Ori Hadomi
Title: CEO

cc, with a marked copy of Amendment No. 1:

Tom Jones, Staff Attorney
Dennis Hult, Staff Accountant
Jay Webb, Accounting Reviewer